UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1‑U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 6, 2017

(Date of Report (Date of earliest event reported))

MOGULREIT II, Inc.

(Exact name of issue as specified in its charter)

Maryland		81-5263630
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

Asset Acquisitions

Brooklyn Portfolio – Brooklyn, New York

On November 30, 2017, we acquired a $3,000,000 joint-venture limited partnership equity investment (the "Equity Investment") in connection with the refinancing of a 112-unit multifamily portfolio of apartment buildings in Brooklyn, New York (the "Portfolio"). The Equity Investment comprises 34.1% of the total equity, which will be used, in part, to retire the current preferred equity holder and establish a reserve for planned Portfolio renovations during the hold period, which is an estimated three years.

We acquired the Equity Investment for a purchase price of $3,000,000, which was funded with a loan from Realty Mogul Commercial Capital, Co. The Portfolio was originally acquired by the sponsor in August 2015 and included a senior loan (the “Loan”) with a ten-year term. The Portfolio consists of seven low-rise apartment buildings located within various Brooklyn neighborhoods, including Crown Heights, Bedford-Stuyvesant, Bushwick, Ditmas Park, and East Flatbush. Each Portfolio property was built between 1920 and 1935, with one, two and three-bedroom floor plans, averaging approximately 895 sq. ft. per unit.  The Equity Investment will be represented at $234,821 per unit at a 5.59% capitalization rate based on the first year's estimated net operating income.

The Equity Investment will be used in part, to complete tenant buy-outs of approximately 19 units, including their corresponding renovations, over the course of the hold period.  The sponsor has budgeted approximately $950,000 to cover the expense of the buy-outs and the unit improvements, which the sponsor estimates an expense of approximately $50,000 per unit.  As of October 2017, the property was 99.1% occupied with an average rental rate of approximately $1,488 per unit.

The Portfolio is located in the New York-Newark-New Jersey metropolitan statistical Area (the “MSA”).  The MSA is the largest metropolitan statistical area in the United States, with a total population of approximately 20.2 million people as of the July 2016, according to the United States Census Bureau.  Between July 2010 and July 2016, population growth for the MSA was estimated at 3.0%.  According to the Bureau of Labor Statistics, job growth in the MSA was 1.8% in July 2017, above the national average of 1.5% for the same period.

In connection with the Equity Investment, we have partnered with an experienced sponsor that specializes in, and has had a track record with, the acquisition and management of multifamily properties since 2010.  The sponsor currently holds approximately $700 million in assets under management, representing over 1,500 multifamily units.  Additionally, Realty Mogul, Co. and its affiliates have worked with this sponsor on three other transactions in the past.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT II, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer

Date:	December 6, 2017